UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                September 22, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation reports initiation of enrollment and first patient dosing in Phase III clinical trials for Miraxion.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By:    /s/ Jonathan S. Lamb
                                    Name:  Jonathan S. Lamb
                                    Title: General Counsel & Company Secretary


Date: September 21, 2005




EXHIBIT INDEX



Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4






AMARIN REPORTS INITIATION OF ENROLLMENT AND FIRST PATIENT DOSING IN PIVOTAL PHASE III CLINICAL TRIALS FOR MIRAXION IN HUNTINGTON'S DISEASE

LONDON, United Kingdom, 21st September, 2005 -- Amarin Corporation plc (NASDAQ:
AMRN) today announced that patient enrollment and first dosing has been commenced in the U.S. Phase III clinical trial of Miraxion(TM) in Huntington's disease by The Huntington Study Group.

Rick Stewart, Chief Executive Officer of Amarin, commented; "The initiation of enrolment and first patient dosing in the U.S. Phase III clinical trial is a further positive development for Amarin. Significant resources and commitment have been dedicated to the successful commencement of this trial by Amarin and HSG which is now showing benefits. We are delighted the initiation of patient dosing has now commenced in the U.S. and we look forward to commencing the European trial later in the year."

Miraxion Phase III clinical trials in Huntington's disease

The Miraxion Phase III clinical trials are being conducted under a Special Protocol Assessment (SPA) procedure approved by the FDA. The SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials. The U.S. and European trials will be multi-centre, randomized, double blind, placebo-controlled studies of Miraxion at 43 sites in the U.S. and up to 28 sites in Europe. The trials are expected to involve a total of up to 540 Huntington's disease patients with approximately 300 in the U.S. Phase III trial and approximately 240 in the European Phase III trial over a 6 month period. Patients in the U.S. trial will participate in a further 6-month extension period.

The Huntington Study Group (H.S.G.), based at the University of Rochester, will Conduct the U.S. clinical trial on behalf of Amarin. The H.S.G. is a non-profit group of physicians and other health care providers from medical centers in the U.S., Canada, Europe and Australia, experienced in the care of Huntington's disease patients and dedicated to clinical research of Huntington's disease. The European clinical trial will be conducted in collaboration with EURO-HD and ICON, a leading contract research organization (CRO). EURO-HD is a non-profit group of physicians and other healthcare professionals dedicated to the research and care of Huntington's disease patients.

The primary endpoint of the trials will be to determine whether Miraxion taken 2 grams per day (1 gram twice daily) results in clinically and statistically significant changes in the Total Motor Score-4 subscale of the Unified Huntington's Disease Rating Scale (UHDRS).

About Miraxion

Miraxion is a semi-synthetic, highly purified derivative of (all-cis)-5, 8,11,14,17-eicosapentaenoic acid. The mechanism of action of Miraxion and its metabolites is believed to involve stabilization of cell membranes and of mitochondrial integrity of suffering neurons, thereby preventing or slowing progression from neuronal dysfunction to apoptosis. It is also known to have neuro-anti-inflammatory effects.

Contact:

Amarin Corporation plc                               +44 (0) 207 907 2442
Rick Stewart                                         Chief Executive Officer
Alan Cooke                                           Chief Financial Officer
investor.relations@amarincorp.com

Powerscourt                                          +44 (0) 207 236 5615
Rory Godson/Victoria Brough

About Amarin Corporation

Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for depressive disorders.


________________________________________________________________________________

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

DISCLOSURE NOTICE: The information contained in this document is as of 21st September, 2005. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.